                                      Paris, France and Fort Lauderdale, Florida
                                      December 16, 1998


              SEITA ANNOUNCES AGREEMENT TO ACQUIRE US CIGAR MAKER
                       CONSOLIDATED CIGAR HOLDINGS INC.


Seita S.A., (SBF Paris Bourse: Seita), France's largest producer and distributor of tobacco products, announced today that it has signed a definitive agreement to acquire Consolidated Cigar Holdings Inc. (NYSE: CIG), the leading cigar maker in the United States in revenue terms, for 17.85 $ per share, net to the seller in cash.

Consolidated Cigar Holdings, which in 1997 had sales of $299 million (around FRF
1.7 billion) and net income of $54 million (around FRF 300 million), employs 5,400 people, including 550 in the United States. The company is headquartered in Fort Lauderdale, Florida and operates eight plants--two in the United States, two in Puerto Rico, two in the Honduras, one in Dominican Republic and one in Jamaica.

Consolidated Cigar realizes almost all its sales in the United States, where it has a market share of approximately 24% with such brands as Dutch Treats, Antonio y Cleopatra, Dutch Masters, Muriel and Backwoods, Don Diego, Te-Amo, Montecruz and Henry Clay. It also holds the US marketing rights to the prestigious H. Upmann, Montecristo and Por Larranaga brands, which are made from tobacco grown outside of Cuba.

With FRF 18.4 billion (3.3 billion US$) in sales and FRF 827 million (150 million US$) in net income in 1997, Seita is France's leading tobacco products company. Its shares are listed on the Paris Bourse. It sold 64.3 billion cigarettes in 1997, of which nearly 50% outside France. In the cigar segment, the company is number one in France, with 38% of the market, number four in Europe and number seven worldwide. It is strategically committed to expanding in the global marketplace, supported by sustained growth in sales and an active acquisitions program.

The United States is the world's largest cigar market. The Consolidated Cigar acquisition will provide Seita with extensive expertise in the premium, hand-rolled cigar market and will enable it to develop synergies in tobacco purchasing and in the production and marketing of its Pleiades brand in the United States. In addition, the transaction will make Seita the world's leading cigar company, with total volume of 1.6 billion cigars. In this way, it will create, in line with Seita's strategic vision, a second strong business alongside the cigarettes division, which is focusing on the international development of the Gauloises Blondes brand.

The agreement calls for a wholly owned subsidiary of Seita to commence a tender offer at the latest December 22, 1998 for all of Consolidated Cigar's outstanding shares. The
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offer will be conditioned upon, among other things, the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the tender of approximately 65% of the shares of common stock of Consolidated Cigar outstanding. Following the consummation of the offer, Seita's subsidiary will be merged with Consolidated Cigar and any remaining shares will be converted into the right to receive $17.85 per share in cash.

As a part of the transaction, Mafco Consolidated Group Inc., a wholly owned subsidiary of MacAndrews and Forbes Holdings Inc., has agreed to tender all of its Consolidated Cigar shares, representing approximately 65% of the outstanding shares, and has granted Seita an option to purchase all its Consolidated Cigar shares under certain circumstances.

The closing is expected to occur in the first quarter of 1999.

The acquisition of 100% of shares would represent an investment of approximately $530 million. The total value of the transaction is approximately $730 million, including assumed debt.

Theo Folz, Consolidated Cigar's current President and Chief Executive Officer, will continue to manage the company.

The tender offer will be made only pursuant to an offer to purchase and related documents to be filed with the U.S. Securities and Exchange Commission.

Consolidated Cigar will be from 1999 fully integrated in Seita's accounts. According to present expectations, after amortization of goodwill, the company is expected to make a positive contribution to Seita's consolidated income from the first year.


               The Consolidated Cigar Holdings brands portfolio
               ------------------------------------------------


Cigares "premium"         Cigares "mass-market"
H. Upmann                 Antonio y Cleopatra
Montecristo               Backwoods
Por Larranga              Dutch Masters
Henry Clay                Dutch Treats
Montecruz                 El Producto
Royal Jamaica             Muriel
Primo del Rey
Cabanas
Don Diego
La Corona
Santa Damiana

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Las Cabrillas
Te-Amo
Santa Rosa


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[LOGO OF SEITA APPEARS HERE]                                    December 16,1998



            Seita Group + Consolidated Cigar combined economic sales
            --------------------------------------------------------


in FRF millions
-----------------------------------------------------------------------
Seita                                      France International Total

Cigarette + Pipe & Rolling tobacco           3,785     1,815      5,60       78%
Cigar                                          300        35       335        5%
Other                                          188       111       299        4%
Distribution (gross margin)                    793       181       974       14%
Total economic sales                         5,066     2,142     7,208      100%
-----------------------------------------------------------------------
                                               70%       30%      100%

in FRF millions
-----------------------------------------------------------------------
Consolidated Cigar                          USA   International Total
                                  ----------------
                                   1 dollar = 5.56
                                  ----------------

Pipe tobacco                                    59         0        59        4%
Cigar                                        1,511        57     1,568       94%
Other                                           36         0        36        2%
Total                                        1,606        57     1,663      100%
-----------------------------------------------------------------------
                                               97%        3%      100%

in FRF millions
-----------------------------------------------------------------------
New stucture                               France International Total

Cigarette + Pipe & Rolling tobacco           3,785     1,874     5,659       64%
Cigar                                          300     1,603     1,903       21%
Other                                          188       147       335        4%
Distribution (gross margin)                    793       181       974       11%
Total economic sales                         5,066     3,805     8,871      100%
-----------------------------------------------------------------------
                                               57%       43%      100%